FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December 2011

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is a press release by Registrant dated December 20, 2011, announcing that Gilat has been awarded an Internet broadband connectivity contract for schools in Colombia.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated December 20, 2011	By:	/s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Gilat Awarded Internet Broadband Connectivity Contract in
Colombia for Schools

 -  The contract to provide broadband Internet connectivity to over 1,600 schools is valued at approximately $18.5 million -

Petah Tikva, Israel, 20 December, 2011 – Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced that it has been awarded a new contract by the Colombian Ministry of Information Technology and Telecommunication (MINTIC) to provide  broadband Internet connectivity to over 1,600  schools throughout the country’s rural regions. Valued at approximately $18.5 million, the project is hosted by the Ministry’s Social Telecommunications Program (“Compartel”) and the Ministry’s “Fondo de  Tecnologías de la Información y las Communicaciones”, and is scheduled to commence in 2012, concluding by mid 2013.

Gilat’s SkyEdge II solution, featuring the Company’s innovative WebEnhance VSAT, will provide broadband connectivity featuring data rates of up to 2 Mbps. The network is expected to connect 1,676 schools located in five separate districts across rural Colombia, and is part of a national bid for over 6,800 schools awarded to seven operators. The program is part of the Colombian government’s ongoing efforts to reduce the communication gap in Colombia, and further investment in improved access to advance communications services in schools.

"Thanks to these awards more than 6,800 rural schools in the country will have access to the Internet with twice or four times the speeds they enjoyed before. More than 1,130,000 children and adolescents will have the same opportunities as urban students to use information technologies in their schools," said Diego Molano Vega, Minister of IT and communications.

“Gilat has been at the forefront of delivering communication services in Colombia for over a decade, and we are proud to be able to continue this important work and be a valid contributor to improving the lives of children across rural areas,” said Amiram Levinberg, Gilat’s CEO and Chairman of the Board.

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About Gilat
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over one million Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 22 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for satcom-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

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Gilat media contact:
Karen Mazor
karenm@gilat.com